Exhibit 22.1

Diamondback Energy, Inc.
List of Issuers and Guarantor Subsidiaries

The following entities are the issuer and guarantor of Diamondback Energy, Inc.'s Senior Notes:

Entity	Jurisdiction of Organization	Role
Diamondback Energy, Inc.	Delaware	Issuer
Diamondback E&P LLC	Delaware	Guarantor